UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC FILE NUMBER
000-27097

FORM 12b-25

CUSIP NUMBER
.12329Y 10 4

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-27097

CUSIP NUMBER
37937Q 10 2

(Check One):  [  ] Form 10-K and Form 10-KSB
              [  ] Form 20-F
              [  ] Form 11-K
              [X ] Form 10-Q and Form 10-QSB
              [  ] Form N-SAR

        For Period Ended: January 31, 2001

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: Item 2: Management's Discussion and Analysis of Financial of Plan of Operation

Part I--Registrant Information

         Full Name of Registrant: BusinessWay International Corporation

        Former Name if Applicable: Globalnetcare, Inc.

        117 Gun Avenue
        Address of Principal Executive Office (Street and Number)

        Pointe-Claire, Quebec, Canada H9R 3X2
        City, State and Zip Code

Part II--Rules 12b-25(b) and (c)

If the subject report could be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X](a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X](b)   The subject annual report, semi-annual report, transition report on Form 10-K, transition
                  Report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [  ](c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in Reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is a small company with limited staff and other resources, and its new management is striving to comply with its filing requirements. The Registrant was unable to complete the Managements Discussion and Analysis by the due date using its available resources.

Part IV--Other Information

        (a)    Name and telephone number of person to contact in regard to this notification:

Faris Heddo (Name)	(514) (Area Code)	693-0877 (Telephone Number)

        (b)    Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]   Yes        [  ]   No

        (c)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]   Yes        [  ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's results of operations have been significantly impacted by its acquisition of the businesses of Cor-Bit and BusinessWay on September 12, 2000. The portion of the Form 10-QSB being filed includes the results of operations.

BUSINESSWAY INTERNATIONAL CORPORATATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2001	By: /s/ FARIS HEDDO Name: Faris Heddo Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).